SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16*)

Magic Software Enterprises Ltd.

(Name of Issuer)

Ordinary Shares NIS 0.1 par value

(Title of Class of Securities)

559166 10 3

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada St.

Or-Yehuda 60218, Israel

972-3-5389487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559166 10 3
1.	Names of Reporting Persons
Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required ☐ Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 19,860,044
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 19,860,044
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,860,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ;
13.	Percent of Class Represented by Amount in Row(11) 45.0%
14.	Type of Reporting Person (See Instructions) CO

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Item 1. Security and Issuer.

This Amendment No. 16 to the Statement of Beneficial Ownership on Schedule 13D being filed by the Reporting Person (as defined in Item 2 below) (the “Statement”) relates to the ordinary shares, par value NIS 0.1 (“Ordinary Shares”) of Magic Software Enterprises Ltd. (“Magic” or the “Issuer”).

The Issuer is an Israeli company, whose principal executive offices are located at 5 Haplada Street, Or Yehuda 60218, Israel.

This Amendment No. 16 reports the following transactions in Ordinary Shares and related changes in percentage beneficial ownership of the Ordinary Shares held by the Reporting Person: Following the filing of Amendment No. 15 to the Statement (the amendment that preceded the current Amendment No. 16), the Reporting Person purchased an aggregate of 110,000 Ordinary Shares of the Issuer between September 2012 and April 2013, in open market transactions for an aggregate purchase price of approximately US$509,472, which increased the Reporting Person’s beneficial ownership percentage from 52.0% (as reported in Amendment No. 15) to 52.2%. In connection with the public offering consummated by the Issuer on March 5, 2014 (the “Offering”), the Reporting Person purchased 700,000 of the 6,900,000 Ordinary Shares issued and sold by the Issuer in the Offering (which includes Ordinary Shares sold upon exercise by the underwriters of their over-allotment option), as a result of which the Reporting Person’s beneficial ownership percentage decreased to 45.0% of the outstanding Ordinary Shares.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula” or the “Reporting Person”), which is organized under the laws of the State of Israel.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

The source of the funds for Formula’s purchases reported in this Amendment No. 16 (as described in Item 1 above) was in each case Formula’s working capital.

Item 4: Purpose of Transaction

Formula has acquired the Ordinary Shares of the Issuer reported in this Amendment No. 16 for long-term investment purposes.

Formula may from time to time acquire additional Ordinary Shares in the open market or in privately negotiated transactions in order to support its control position in the Issuer or otherwise.

Formula does not have any current plans to dispose of securities of the Issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

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Item 5: Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) Formula is the beneficial owner of and possesses sole voting and dispositive power with respect to 19,860,044 Ordinary Shares, which represent 45.0% of the total issued and outstanding Ordinary Shares of the Issuer. This percentage of beneficial ownership was calculated on the basis of 44,132,185 outstanding Ordinary Shares of the Issuer as of March 5, 2014. Such outstanding number of shares is based on information that appears in (i) the Issuer’s prospectus supplement dated February 28, 2014, filed by the Issuer with the SEC pursuant to Rule 424(b)(5) under the Securities Act on February 28, 2014, as supplemented by (ii) the press release (announcing exercise of the underwriters’ over-allotment option for the Offering) annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished by the Issuer to the SEC on March 5, 2014.

(c) During the past sixty days, Formula has purchased only the 700,000 Ordinary Shares purchased in the Offering (as described in Item 1 above).

(d) None.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7: Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

FORMULA SYSTEMS (1985) LTD.

By: /s/ Asaf Berenstin
Name: Asaf Berenstin

Title: Chief Financial Officer

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